Mail Stop 3561

October 29, 2008

Lawrence E. Hyatt
Chief Financial Officer, Secretary and Treasurer
O'Charley's Inc.
3038 Sidco Drive
Nashville, TN 37204

> **Re:** **O'Charley's Inc.**
> **File No. 000-18629**
> **Form 10-K: For the fiscal year ended December 30, 2007**

Dear Mr. Hyatt:

We have reviewed your October 8, 2008 correspondence and have the following comments. We believe you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. In addition, comment number two request additional information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comment via EDGAR within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 30, 2007

Liquidity and Capital Resources, page 30

1.   We note your proposed revised discussion in response to prior comments one and two. Please further revise to discuss the material factors impacting the comparability of operating cash flows in terms of cash. Citing changes in net income recorded on the accrual basis and changes in accruals affecting same do not provide readers with a sufficient basis to analyze changes in cash associated with operating activities. Further, from your response it appears that inventory management is a material factor affecting operating cash flows. In this regard, expand your disclosure to explicitly address how this has impacted your operating cash and liquidity. Also include in your expanded disclosure any effects on operating cash flows associated with the timing of cash payments related to changes in inventories and any other working capital items. We again refer you to Section IV.B of FR-72 for guidance. Provide us with a copy of your intended further revised and expanded disclosure.

2.   In regard to the intended revised disclosure indicated in the response to comment number two, please clarify for us and in the disclosure the meaning of the $8.0

million increase related to "recorded credit balances with certain financial institutions."

3.   Refer to your response to prior comment three. From your intended revised disclosure, it is not clear to us the basis for your belief that the non-GAAP measures presented provide "valuable information" to investors relative to comparable GAAP measures when analyzing your performance. Justification for the use of non-GAAP measures and the adjustments made to arrive at such measures must be meaningful to investors specific to your circumstances. We do not believe your disclosure clearly demonstrates the usefulness of the cited non-GAAP measures specific to you. Therefore, we believe you should discontinue use of such measures.

Furthermore, it is not clear to us how inclusion of the subject non-GAAP measures assists users in monitoring your compliance with financial covenants contained in your revolving credit agreement, as indicated in your response. In this regard, we would expect robust discussion within "Liquidity and Capital Resources" of the significance of the related covenants and associated measures. In connection with this, we would expect that your discussion would cite solely the computed amount of the measures specific to those covenants, disclose the basis of compliance (for example, the range within which the measure must be or the associated cap or floor amount) for each measure, and specifically present how each measure is situated relative to its compliance base. We did not identify such disclosures in your filing.

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You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 with any questions. You may also call me at 202-551-3380

Sincerely,

Lyn Shenk
Branch Chief